Exhibit 99.1

KKR Alternative Assets L.P. Announces
Intention to Commence Cash Tender Offer for Up to $150,000,000 in Aggregate Amount of FS KKR Capital Corp. Common Stock
and
a $150,000,000 Convertible Preferred Equity Commitment to FS KKR Capital Corp.
May 11, 2026 — KKR Alternative Assets L.P. (the “Purchaser”), a Delaware limited partnership and an indirect subsidiary of KKR & Co.Inc., announced today its intention to commence a tender offer (the “Tender Offer”) to purchase up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001 per share (the “Shares”), of FS KKR Capital Corp., a Maryland corporation (NYSE: FSK) (the “Company”). The Purchaser expects to purchase the Shares in cash at a fixed price of $11.00 per Share, less any applicable withholding taxes and without interest. On May 8, 2026, the closing price of the Shares on The New York Stock Exchange was $10.84 per Share. The Tender Offer will be open to all Company stockholders, is expected to commence on May 12, 2026 and is expected to expire on June 9, 2026, subject to customary closing conditions and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Purchaser believes the intrinsic value of the Shares is in excess of the Tender Offer price of $11.00 per Share.
In addition, on May 10, 2026, the Purchaser entered into an agreement with the Company to purchase $150,000,000 in newly issued shares of cumulative convertible perpetual preferred stock of the Company (“Preferred Stock”) in an offering exempt from the registration requirements of the Securities Act of 1933, as amended. The closing of the purchase is subject to the expiration of the Tender Offer and other customary closing conditions and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and is expected to occur on the eleventh business day following the expiration of the Tender Offer.
The proposed Tender Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. On the commencement date of the Tender Offer, the Purchaser will file with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO. The Tender Offer will be made only pursuant to the offer to purchase, letter of transmittal and related tender offer documents filed as part of the Schedule TO with the SEC upon commencement of the Tender Offer. Investors and holders of Shares are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov.
The securities being offered in the Preferred Stock offering have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
This press release contains certain forward-looking statements pertaining to the Purchaser. Forward-looking statements relate to expectations, estimates, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, including with respect to the Purchaser’s proposed Tender Offer and the closing of the Preferred Stock offering. You can identify these forward-looking statements by the use of words such as “opportunity,” “outlook,” “believe,” “think,” “expect,” “feel,” “potential,” “continue,” “may,” “should,” “seek,” “approximately,” “predict,” “intend,” “will,” “plan,” “estimate,” “anticipate,” “visibility,” “positioned,” “path to,” “conviction,” “enables,” the negative version of these words, other comparable words or other statements that do not relate strictly to historical or factual matters. These forward-looking statements are based on the Purchaser’s beliefs, assumptions and expectations, but these beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to the Purchaser or within its control. Due to various risks and uncertainties, actual events or results may differ materially from those reflected or contemplated in such forward-looking statements. Past performance is no guarantee of future results. All forward-looking statements speak only as of the date of this press release. The Purchaser does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date of this press release except as required by law.
About FS KKR Capital Corp.
FSK is a leading publicly traded business development company (BDC) focused on providing customized credit solutions to private middle market U.S. companies. FSK seeks to invest primarily in the senior secured debt and, to a lesser extent, the subordinated debt of private middle market companies. FSK is advised by FS/KKR Advisor, LLC.

About KKR
KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR’s investments may include the activities of its sponsored funds and insurance subsidiaries.
Contacts
Investor Relations:
Craig Larson
+1 (877) 610-4910 (U.S.) / +1 (212) 230-9410
investor-relations@kkr.com
Media:
Julia Kosygina/Lauren McCranie
+1 (212) 750-8300
media@kkr.com